05038210

VF 3-21-05

.S

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53035

MAR 1 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: SPEEDTRADER.COM, INC
NN: Stock USA Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 ROUTE 6 SUITE 101
(No. and Street)

CARMEL (City) NY (State) 10512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN HALL 702-240-9463
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GUY GENTILE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPEEDTRADER.COM, INC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 20 06

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPEEDTRADER.COM, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

SPEEDTRADER.COM, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Speedtrader.com, Inc.
Carmel, New York

We have audited the accompanying statement of financial condition of SpeedTrader.com, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SpeedTrader.com, Inc. as of December 31, 2004 in conformity with generally accepted accounting principles in the United States of America.

February 9, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza ◦ New York, NY 10004 ◦ Tel: (212) 269-0572 ◦ FAX: (212) 968-1279

SPEEDTRADER.COM, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31,2004

ASSETS

Cash and cash equivalents	$	281,978
Receivable from clearing organization		155,271
Deposits with clearing organization		50,000
Furniture and equipment, net of accumulated depreciation of $49,120		34,276
Other assets		16,041
TOTAL ASSETS	$	537,566

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	115,786
Loan payable to bank		9,662
TOTAL LIABILITIES		125,448
Commitments and contingencies		
Shareholder's equity:		
Common stock, 200 shares authorized, no par value; 50 shares issued and outstanding		200
Additional paid-in capital		225,347
Retained earnings		186,571
TOTAL SHAREHOLDER'S EQUITY		412,118
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	537,566

The accompanying notes are an integral part
of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Speedtrader.com, Inc. (the "Company") was incorporated in the State of New York in 1999. During 2001 the Company received authorization to engage in the general business of a broker-dealer in securities. The Company is a member of the National Association of Securities Dealers and registered with the Securities and Exchange Commission.

The Company operates as an introducing broker and clears all securities transactions through its clearing broker on a fully-disclosed basis. The Company does not hold funds or securities for, or owe any money or securities to customers, and does not carry accounts of, or for, customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Proprietary securities transactions and commission revenues are recorded on a trade date basis.

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - BROKERAGE ACTIVITIES

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal and State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The Company reports its income, for tax purposes, on the cash basis.

NOTE 5 - LOAN PAYABLE

At December 31, 2004, the Company has drawn on a line of credit at a commercial bank. The balance of the loan at December 31, 2002 was $9,662. At December 31, 2004, the loan bears interest at the rate of 13.25% per annum.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2004, the Company had net capital of approximately $358,000 which was $258,000 in excess of its required minimum net capital at that date of $100,000. The ratio of the Company's aggregate indebtedness to net capital at December 31, 2004, was 35.0%.

NOTE 7- RELATED PARTY TRANSACTIONS

During 2004, the Company paid $130,000 for rent and $32,000 for advertising to companies affiliated with the shareholder.

NOTE 8 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan shall be made at the discretion of the Shareholder, and are based upon such factors as employee compensation and net income, as defined in the plan. There were no employer contributions made to the plans for the year ended December 31, 2004.

The Company also maintains an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. The Company has not elected to make matching contributions